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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hansen, J. David
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President
   Commercial Development

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                           Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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       1)Title of Security             2)Trans-    3.Trans-      4.Securities Acquired(A)     5)Amount of      6)    7)Nature of
                                        action      action          or Disposed of (D)         Securities              Indirect
                                         Date        Code                     A               Beneficially     D      Beneficial
                                        (Month/                               or               Owned at        or      Ownership
                                       Day/Year)    Code V       Amount       D    Price      End of Month     I
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
Class A Common Stock                                                                            45,000         I     by Daughter
Class A Common Stock                                                                            45,000         I     by Son
Class A Common Stock, no par value                                                               5,000         I     by Trust

                           Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
                                                    Owned (Columns 1 through 6)
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     1)Title of Derivative      2)Conversion    3)Trans-       4)Trans-      5)Number of Derivative      6)Date Exercisable and
           Security              or Exercise     action         action        Securities Acquired (A)     Expiration Date
                                  Price of        Date           Code          or Disposed of (D)
                                 Derivative
                                  Security                       Code  V     A                     D     Exercisable  Expiration
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
Incentive Stock Option (right      $0.7200                                                                             02/19/09
to buy)
Incentive Stock Option (right      $1.0000                                                                             09/14/08
to buy)
Incentive Stock Option (right      $1.1600      03/13/03         A (1)       50,000                                    03/13/13
to buy)
Incentive Stock Option (right      $3.2900                                                                             03/14/12
to buy)
Non-Qualified Stock Option         $1.5500                                                                             02/19/09
(right to buy)
Non-Qualified Stock Option         $2.4701                                                                             03/10/10
(right to buy)
Non-Qualified Stock Option         $4.8450                                                                  03/15/02   07/16/11
(right to buy)

                           Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
                                                Owned (Columns 1,3 and 7 through 11)
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    1)Title of Derivative        3)Trans-     7)Title and Amount                    8)Price     9)Number of     10)    11)Nature of
          Security                action        of Underlying                       of Deri-    Derivative               Indirect
                                   Date           Securities                         vative     Securities      D       Beneficial
                                                                      Amount or     Security    Beneficially    or      Ownership
                                                                      Number of                   Owned at      I
                  -                                 Title              Shares                   End of Month
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
Incentive Stock Option (right                Class A Common Stock       50,000                     50,000        D       Direct
to buy)
Incentive Stock Option (right                Class A Common Stock      100,000                    100,000        D       Direct
to buy)
Incentive Stock Option (right    03/13/03    Class A Common Stock       50,000                     50,000        D       Direct
to buy)
Incentive Stock Option (right                Class A Common Stock       50,000                     50,000        D       Direct
to buy)
Non-Qualified Stock Option                   Class A Common Stock       50,000                     50,000        D       Direct
(right to buy)
Non-Qualified Stock Option                   Class A Common Stock       75,000                     75,000        D       Direct

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
(right to buy)
Non-Qualified Stock Option                   Class A Common Stock       62,000                     62,000         D       Direct
(right to buy)

Explanation of Responses:

(1)
Options vest as follows: One third vest one year from the date of grant, the final two thirds vest daily thereafter through the third anniversary of the option grant.

SIGNATURE OF REPORTING PERSON
/S/ Hansen, J. David
DATE 03/14/03

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